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         BOSTON FINANCIAL TAX CREDIT FUND VIII, A LIMITED PARTNERSHIP
                               101 Arch Street
                               Boston, MA 02110


                                                             September 2, 1997

Dear Limited Partner:

     Enclosed is a copy of the Partnership's amended Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and provides additional information with regard to the Partnership's response to the tender offer by Oldham Institutional Tax Credits LLC and the tender offer by Everest Tax Credit Investors, LLC and Everest Tax Credit Investors II, LLC, each as amended to date. Limited Partners are advised to carefully read the amended Schedule 14D-9.

     Please do not hesitate to call the Partnership at (800) 829-9213 (ext.
10) for assistance in any Partnership matter.

                              BOSTON FINANCIAL TAX CREDIT FUND
                              VIII, A LIMITED PARTNERSHIP